Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 21, 2013

Maurice Lévy, Chairman and CEO of Publicis Groupe, added, “I have been impressed by the positive energy and spirit that came out of this meeting. All participants were highly motivated by the prospect of the merger and worked enthusiastically and collaboratively toward planning for the success of the future group. Each presentation demonstrated the incredible talent, strength, quality of work, and expertise of each operation from all perspectives and particularly in their capacity of delivering innovation and creativity to clients. All participants who have been part of these intense four days of work can only be more confident of what lies ahead for the future of Publicis Omnicom Group.”

New York and Paris, October 21, 2013 – Omnicom Group Inc. (NYSE: OMC) and Publicis Groupe SA (Euronext Paris: FR0000130577) hosted their first joint Management Meeting in advance of the companies’ intended merger, which is expected to be completed in the first quarter of 2014.

In preparation for joining together, the companies also announced the creation of an integration planning committee that is working to define the work processes, as well as the mission for the combined company. Co-chaired by Wren and Lévy, the integration planning committee will also be tasked with identifying future enterprise-wide opportunities, synergies, centers of excellence, and specific integration teams to ensure an efficient and value-add future organization on “Day One.”

Held in Miami from October 17-21, the meeting’s purpose was to give Publicis Groupe and Omnicom executives the opportunity to get to know each other better both socially and professionally, and to begin to learn more about their respective networks and agencies. Seventy-four network agency heads, chief creative officers and other senior executives from Omnicom and Publicis Groupe attended the meeting.

The spirit of the meeting was all about bonding and future collaboration.

Over the four-day period, representatives from each organization attended large group plenary sessions, which featured presentations by networks and brands. The meeting also included smaller, break-out sessions to discuss common general objectives, as well as shared values and mission for the new company.

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John Wren, President and CEO, Omnicom said, “For many years, Omnicom and Publicis have admired and respected each other. As a result of this meeting, our firms now have a much better feel for our respective organizations — the people, the capabilities, the aspirations. While there are many steps still to be taken in order for our merger to close, we are pleased that this meeting accomplished its goal of beginning to plan future collaborations as potential colleagues and partners.”

Maurice Lévy, Chairman and CEO of Publicis Groupe, added, “I have been impressed by the positive energy and spirit that came out of this meeting. All participants were highly motivated by the prospect of the merger and worked enthusiastically and collaboratively toward planning for the success of the future group. Each presentation demonstrated the incredible talent, strength, quality of work, and expertise of each operation from all perspectives and particularly in their capacity of delivering innovation and creativity to clients. All participants who have been part of these intense four days of work can only be more confident of what lies ahead for the future of Publicis Omnicom Group.”

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

www.publicisgroupe.com  |  Twitter:@PublicisGroupe  |  Facebook: www.facebook.com/publicisgroupe|Linkedin : Publicis Groupe  |  http://www.youtube.com/user/PublicisGroupe  |  Viva la Difference !

About Omnicom

Omnicom Group Inc. (NYSE: OMC) is a leading global marketing and corporate communications company. Omnicom’s branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

www.Omnicom.com

Contacts

Publicis Groupe
Peggy Nahmany	Communication corporate	+ 33 (0)1 44 43 72 83
Martine Hue	Investor Relations	+ 33 (0)1 44 43 65 00
Stéphanie Constand-Atellian	Investor Relations	+ 33 (0)1 44 43 74 44

Omnicom
Joanne Trout		+(1) 212-415-3669

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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Maurice Lévy, Président du directoire de Publicis Groupe, ajoute : « La première impression que je retire de cette réunion c’est le remarquable esprit dans lequel elle s’est déroulée. Les participants ont immédiatement trouvé le bon rythme et le bon ton, travaillant activement et avec enthousiasme et motivation à l’avenir. Les présentations ont montré la qualité et la profondeur des talents ainsi que la très grande qualité des opérations ; et ce sur tous les plans, en particulier sur l’innovation et la créativité au bénéfice de nos clients. Tous ceux qui ont participé à ces intenses journées de travail ont retiré un sentiment de grande confiance pour l’avenir de Publicis Omnicom Group. »

New York et Paris, le 21 octobre 2013 – Omnicom Group Inc. (NYSE: OMC) et Publicis Groupe SA (Euronext Paris: FR0000130577) ont tenu leur première réunion de management en commun pour la préparation de la fusion des deux groupes qui devrait être conclue au premier trimestre 2014.

A cette occasion, s’est tenue la première réunion du comité de planning d’intégration coprésidé par John Wren et Maurice Lévy. Le comité compte un nombre égal de dirigeants des deux groupes.

L’objectif étant de définir les actions qui, dès le premier jour après la fusion, permettront de mettre en oeuvre une organisation efficace et créatrice de valeur. Il s’agit d’identifier les opportunités, les synergies, les centres d’excellence, ainsi que les futurs groupes spécifiques d’intégration.

La réunion qui s’est tenue à Miami du 17 au 21 octobre avait un double objectif : permettre aux participants de Publicis Groupe et d’Omnicom de mieux se connaître socialement et professionnellement et de mieux apprécier leurs réseaux et agences respectifs. 74 dirigeants de réseaux, directeurs de création et autres cadres dirigeants d’Omnicom et Publicis Groupe ont participé à cette réunion.

Elle s’est déroulée dans un esprit de partage et de collaboration en se focalisant sur l’avenir du nouveau groupe.

Pendant ces quatre jours, les participants des deux groupes ont assisté à des séances plénières de présentations faites par les dirigeants de réseaux et se sont répartis en sessions destinées à discuter des enjeux, des valeurs et des futures orientations de la nouvelle entité.

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John Wren, Président Directeur Général (CEO) d’Omnicom, déclare : « Omnicom et Publicis Groupe ont toujours eu un respect et une admiration mutuels. Cette rencontre a permis une meilleure compréhension de nos organisations respectives tant au niveau des collaborateurs, que des expertises et de nos aspirations. S’il reste du chemin à parcourir avant de conclure la fusion, nous sommes satisfaits du résultat de cette réunion qui a permis d’atteindre notre objectif d’élaborer les plans futurs de collaboration, en qualité de futurs collègues et partenaires. »

Maurice Lévy, Président du directoire de Publicis Groupe, ajoute : « La première impression que je retire de cette réunion c’est le remarquable esprit dans lequel elle s’est déroulée. Les participants ont immédiatement trouvé le bon rythme et le bon ton, travaillant activement et avec enthousiasme et motivation à l’avenir. Les présentations ont montré la qualité et la profondeur des talents ainsi que la très grande qualité des opérations ; et ce sur tous les plans, en particulier sur l’innovation et la créativité au bénéfice de nos clients. Tous ceux qui ont participé à ces intenses journées de travail ont retiré un sentiment de grande confiance pour l’avenir du futur de Publicis Omnicom Group. »

A propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 60 000 collaborateurs.

www.publicisgroupe.com  |   Twitter:@PublicisGroupe  |  Facebook: www.facebook.com/publicisgroupe  |  Linkedin : Publicis Groupe  |  http://www.youtube.com/user/PublicisGroupe  |

Viva la Difference !

A propos d’Omnicom

Omnicom Group Inc. (NYSE: OMC) est un leader mondial des services de communication et de marketing. A travers un large réseau d’agences spécialisées et de marques, le groupe offre ses services à plus de 5 000 clients dans les domaines de la publicité, des médias, du marketing digital et interactif, du marketing direct et promotionnel, des relations publiques et des services de communication spécialisés. Omnicom est présent dans plus de 100 pays.

www.Omnicom.com  |

Contacts

Publicis Groupe Peggy Nahmany	Communication corporate	+ 33 (0)1 44 43 72 83

Martine Hue Stéphanie Constand-Atellian	Relations Investisseurs Relations Investisseurs	+ 33 (0)1 44 43 65 00 + 33 (0)1 44 43 74 44

Omnicom Joanne Trout		+(1) 212-415-3669

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Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM

GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.